

Mail Stop 4631

October 1, 2009

via U.S. mail and facsimile

Timothy K. Pistell, CFO
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

      RE: Parker-Hannifin Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed August 27, 2009
              File No. 1-4982

Dear Mr. Pistell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Management's Discussion and Analysis, page 13-2

Discussion of Consolidated Statement of Income, page 13-3

1. In future filings, please quantify the extent to which current-year acquisitions negatively impacted gross margin. Refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Discussion of Consolidated Balance Sheet, pate 13-7

2. We note that days sales outstanding relating to trade receivables increased by three
    days. In future filings, please provide investors with an understanding as to why it is
    taking longer to collect your trade receivables, as accounts receivables is your most
    significant current asset.

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

3. We note that the Climate & Industrial Controls reportable segment recognized an
    operating loss for fiscal year 2009. To the extent that any of your reporting units
    have estimated fair values that are not substantially in excess of the carrying values
    and to the extent that goodwill for these reporting units, in the aggregate or
    individually, could materially impact your operating results or total shareholders'
    equity, please provide the following disclosures for each of these reporting units in
    future filings:
    *   The percentage by which fair value exceeds the carrying value as of the most-
        recent step-one test.
    *   The amount of goodwill.
    *   A description of the assumptions that drive the estimated fair value.
    *   A discussion of the uncertainty associated with the key assumptions. For
        example, to the extent that you have included assumptions in your discounted
        cash flow model that materially deviates from your historical results, please
        include a discussion of these assumptions.
    *   A discussion of any potential events and/or circumstances that could have a
        negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying
    value for all of your reporting units, please disclose this determination in future
    filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of
    the Financial Reporting Codification for guidance. Please provide us with the
    disclosures you intend to include in future filings.

4. To the extent that you have tested any of your other intangible assets for impairment
    based on the guidance in SFAS 144 during the reporting period, please disclose the
    value of the intangible assets that have been tested and the results of such testing.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the
    Financial Reporting Codification for guidance. Please provide us with the disclosures
    you intend to include in future filings.

Pensions and Postretirement Benefits Other Than Pensions, page 13-11

5. We note that the majority of the defined benefit plan assets are 60% invested in equity securities as of June 30, 2009. We further note that you have maintained the same expected long-term rate of return for U.S. defined benefit plans for the two fiscal years ended 2009, and you have increased the expected long-term rate of return for the non-U.S. defined benefit plans for fiscal year 2008. Please provide disclosures in future filings to explain to investors why your expected long-term rates of return are reasonable given that the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have. Please provide use with the disclosures you intend to include in future filings.

Income Taxes, page 13-11

6. We note that you have recognized a valuation allowance of $502.1 million on gross deferred tax assets of $850.2 million as of June 30, 2009. As you have recognized income before income taxes on a consolidated basis and for the United States and foreign countries in the aggregate, please provide investors with a better understanding of the factors and other considerations that resulted in your determination that it is more likely than not that these deferred tax assets will not be realized. Please also quantify each of the components of your valuation allowance.

7. For the remaining $348.1 million deferred tax assets, please provide a more detailed description of the factors considered in assessing the realizability of these assets. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

1. Significant Accounting Policies, page 13-18

Long-term Contracts, page 13-18

8. In future filings, please provide the disclosures required by Rule 5-02.3(c) of
    Regulation S-X and Rule 5-02.6(d) of Regulation S-X in future filings. If you do not
    believe these disclosures to be material, please provide us with sufficient information
    to understand how you arrived at this conclusion.

Foreign Currency Translation, page 13-19

9. Considering the significance of income generated outside of the U.S., please disclose
    your policy for determining the functional currency of your foreign entities. To the
    extent material, please disclose the foreign entities, including those entities in
    hyperinflationary countries, with functional currencies that are not the local currency,
    including the considerations made in determining the local currency is not also the
    functional currency. Please refer to paragraphs 5-11 and Appendix A of SFAS 52 for
    guidance.

3. Charges Related to Business Realignment, page 13-22

10. We note that you recognized $52.1 million of restructuring charges during fiscal year
    2009, which is 7.6% of income before income taxes. We further note that you intend
    to continue to restructure your business in fiscal year 2010 to the extent necessary.
    As such, please include all of the disclosures required by paragraph 20 of SFAS 146
    for each restructuring activity in future filings. Further, we note that in MD&A you
    attribute anticipated increases in operating income margins to your realignment
    efforts. In future filings, please quantify the expected effects on future operating
    income (i.e., the amount by which you expect expenses to decrease) and cash flows
    including the period the effects are expected to be realized. Subsequently, disclose
    whether you have realized the anticipated savings. If the anticipated savings are not
    achieved as expected or are achieved in periods other than as expected, please
    disclose as such, the reasons for the differences and the likely effects on future
    operating results and liquidity. Please also disclose the periods in which material
    cash outlays are anticipated to be made and the expected source of funding the plan.
    Refer to SAB Topic 5:P.4 for guidance.

16. Contingencies, page 13-38

11. Regarding the Parker ITR lawsuits and regulatory investigations, please disclose the amount you paid during fiscal year 2009. Please also disclose the amount of expense recognized in income before income taxes for fiscal year 2009 related to the loss contingency accruals and to your legal expenses. In this regard, we note your response letter dated March 5, 2009 in which you note approximately $49 million for the lawsuits and regulatory investigations was recognized as of March 31, 2009, which is approximately 7.2% of income from income taxes.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief